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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
FAUQUIER BANKSHARES, INC.	54-1288193	000-25805

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
	P.O. Box 561	WARRENTON	VA	20188-0561	540	347-2700

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
ARE TO BE SOLD		ISSUER
RANDY K. FERRELL		OFFICER	7138 NORWICH CT. WARRENTON VA 20187
     INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Name and Address of Each
Title of the	Broker Through Whom the		Number of Shares	Aggregate	Number of Shares	Appropriate	Name of Each
Class of	Securities are to be Offered		or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	or Each Market Maker	Broker-Dealer	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities	File Number	(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO DAY YR)	(See instr. 3(g))
COMMON	BI INVESTMENTS		5,932	$147,766.00	3,447,506	3/22/06	NASDAQ
4490 COX RD.
GLEN ALLEN, VA 23058

INSTRUCTIONS:
1.	(a)	Name of issuer
(b)	Issuer’s I.R.S. Identification Number

(c)	Issuer’s S.E.C. file number, if any

(d)	Issuer’s address, including zip code

(e)	Issuer’s telephone number, including area code
2.	(a)	Name of person for whose account the securities are to be sold
(b)	Such person’s I.R.S. identification number, if such person is an entity

(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d)	Such person’s address, including zip code
3.	(a)	Title of the class of securities to be sold
(b)	Name and address of each broker through whom the securities are intended to be sold

(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)	Approximate date on which the securities are to be sold

(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Name of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
COMMON	3/21/05	EXERCISE OF STOCK OPTION	FAUQUIER BANKSHARES, INC.	5,932	3/21/05	CHECK

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
      Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

			Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
RANDY K. FERRELL	FAUQUIER BANKSHARES, INC.	2/8/06	2,291	$56,587.00
7138 NORWICH CT.
WARRENTON, VA 20187

REMARKS:
INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

2/28/06

DATE OF NOTICE
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ Randy K. Ferrell

(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C 1001)
SEC 1147 (01-04)